FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the Plan) notified the Company and the under-mentioned persons on 28 June 2013 of an increase in their notional interests in Ordinary Shares and American Depositary Shares (ADSs) at a price of 1549.50 pence per Ordinary Share and $47.75 per ADS following the notional re-investment of the dividend paid to shareholders on 11 April 2013.

Sir Andrew Witty	Acquisition of 441 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 441 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr S Dingemans	Acquisition of 167 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 167 Ordinary Shares under the matching element of the Plan (Company contribution).

Dr M M Slaoui	Acquisition of 228 ADSs under the personal contribution element of the Plan.

Acquisition of 228 ADSs under the matching element of the Plan (Company contribution).

Mr R G Connor	Acquisition of 69 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 69 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr W C Louv	Acquisition of 46 ADSs under the personal contribution element of the Plan.

Acquisition of 46 ADSs under the matching element of the Plan (Company contribution).

Mr D S Redfern	Acquisition of 93 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 93 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr P C Thomson	Acquisition of 13 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 13 Ordinary Shares under the matching element of the Plan (Company contribution).
Mr D E Troy	Acquisition of 86 ADSs under the personal contribution element of the Plan.

Acquisition of 86 ADSs under the matching element of the Plan (Company contribution).

Dr P J T Vallance	Acquisition of 294 Ordinary Shares under the personal contribution element of the Plan.
Acquisition of 294 Ordinary Shares under the matching element of the Plan (Company contribution).

Ms E Walmsley	Acquisition of 179 Ordinary Shares under the personal contribution element of the Plan.
Acquisition of 179 Ordinary Shares under the matching element of the Plan (Company contribution).

The notional dividends accrued will be paid out in proportion to the percentage of the participant's deferred annual bonus holdings that will vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

1 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 01, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc